YAMANA ENTERS INTO ARRANGEMENT AGREEMENT WITH PAN AMERICAN AND AGNICO EAGLE REGARDING THEIR BINDING OFFER AND RECOMMENDS AGAINST THE
GOLD FIELDS TRANSACTION
Vancouver, BC and Toronto, ON - November 8, 2022 – Pan American Silver Corp. (TSX: PAAS, Nasdaq: PAAS) ("Pan American") and Agnico Eagle Mines Limited (TSX: AEM, NYSE: AEM) ("Agnico Eagle") are pleased to announce that Yamana Gold Inc. ("Yamana") has executed and delivered the arrangement agreement (the "Pan American-Agnico Agreement") providing for our previously announced definitive binding offer dated November 4, 2022 (the "Pan American-Agnico Transaction") pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana (the "Yamana Shares") and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine. See Pan American's and Agnico Eagle's joint press release of November 4, 2022 for a detailed description of the Pan American-Agnico Transaction. A copy of the November 4, 2022 press release is available at: https://www.panamericansilver.com/news/pan-american-and-agnico-eagle-deliver-definitive-binding-offer-to-acquire-yamana/
The Yamana board of directors (the "Yamana Board") had previously determined that the Pan American-Agnico Transaction constitutes a "Yamana Superior Proposal" as defined in the arrangement agreement dated May 31, 2022 between Gold Fields Limited ("Gold Fields") and Yamana (the "Gold Fields Agreement"). Yamana entered into the Pan American-Agnico Agreement following receipt of written notice that Gold Fields waived its right-to-match under the Gold Fields Agreement. Gold Fields, however, has not terminated the Gold Fields Agreement and Yamana is not yet legally permitted to do so.
The Yamana Board now unanimously recommends that Yamana shareholders vote against the arrangement between Yamana and Gold Fields (the "Gold Fields Transaction") at the Yamana shareholders' meeting scheduled for 10:00 am (Toronto time) on November 21, 2022 (the "Yamana Meeting").
The Pan American-Agnico Agreement will become effective only upon the earlier of: (i) the Gold Fields Transaction not being approved at the Yamana Meeting (the "Activation Date"); or (ii) Gold Fields electing to terminate the Gold Fields Agreement. Upon termination of the Gold Fields Agreement by Gold Fields in these circumstances, Yamana will be required to pay a termination fee of US$300 million to Gold Fields within two business days of such termination.

Agnico Eagle and Pan American are subject to customary restrictions in connection with making a "superior proposal" for Yamana. As a result, Agnico Eagle and Pan American are unable to make any further comment on the subject matter of this press release or engage in any communication that could influence the voting of securities of Yamana unless and until the Gold Fields Agreement is terminated. Accordingly, we will not be hosting a conference call or investor meetings and cannot respond to media or other inquiries at this time regarding the Pan American-Agnico Transaction. As soon as Agnico Eagle and Pan American are legally permitted to do so, we will actively engage with shareholders and other stakeholders to discuss the transaction.
At this time, there can be no assurance that the Gold Fields Agreement will be terminated. A copy of the Pan American-Agnico Agreement will be filed on the SEDAR profiles of each of Pan American and Agnico Eagle concurrently with related material change reports.

About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. It also owns the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. Pan American has a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management.
Learn more at www.panamericansilver.com.
About Agnico Eagle
Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.
Learn more at www.agnicoeagle.com.
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results "could", "may", "should", "will" or "would" be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the occurrence of the effectiveness of the Pan American-Agnico Agreement on the Activation Date; the implementation and closing of the Pan American-Agnico Transaction; whether Gold Fields will terminate the Gold Fields Agreement prior to the Yamana Meeting; whether the Gold Fields Transaction will be approved at the Yamana Meeting; the requirement and timing of the US$300 million termination fee payable by Yamana to Gold Fields; and the filing of the Pan American-Agnico Agreement and related material change reports on the SEDAR profiles of Pan American and Agnico Eagle, respectively.
The forward-looking statements and information contained in this news release reflect Pan American's and Agnico Eagle's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American and Agnico Eagle, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.
Pan American and Agnico Eagle caution the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American and Agnico Eagle have made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others, the possibility that the Gold Fields Transaction will be completed; the possibility that the Pan American-Agnico Transaction will not be completed in the expected timeframe or at all; shareholders approving the Gold Fields Transaction at the Yamana Meeting; the failure to obtain shareholder approvals for the Pan American-Agnico Transaction in the expected timeframe or at all; pending or potential litigation associated with the Pan American-Agnico Transaction or the Gold Fields Transaction; and general economic, business and political conditions. Additional risks, uncertainties and other factors are identified in Pan American's and Agnico Eagle's most recent form 40-F and Annual Information Forms, and in their respective subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.
Although Pan American and Agnico Eagle have attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American's and Agnico Eagle's current views in respect of the Arrangement and related matters and may not be appropriate for other purposes. Pan American and Agnico Eagle do not intend, nor do they assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.
This news release does not constitute (and may not be construed to be) a solicitation or offer by Agnico Eagle, Pan American or any of their respective directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.